UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 12, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

12 February 2004

COLES MYER second quarter sales up 14.5%

  Sales up 14.5% to $8,633 million

  Food, Liquor & Fuel up 21.4%

  Food & Liquor sales up 8.6% - strongest quarter in 18 months

  Fuel and fresh produce have delighted customers

  Continued sales growth for Kmart, Officeworks and Target

  Quality sales increase at Myer

  Group EBIT margin expansion

Coles Myer Ltd (CML) today announced second quarter sales of $8.6 billion, an increase of 14.5% for the 13 weeks ended 25 January 2004 (Q1 2004: 11.9%).

"This has been a great quarter for our customers and our shareholders.

"The Coles Express fuel offer is now being enjoyed by customers in Eastern Australia, along with the new Source MasterCard and revamped Fly Buys. Our new fresh produce departments have also been positively received," CML CEO John Fletcher said.

"Our Food and Liquor business has reported its best quarter in 18 months, and has closed the comparative sales gap with our major competitor. Non-food brands have continued their progress against the rebuild strategy, growing sales in highly competitive markets. The Group EBIT margin for the half year has increased, reflecting improvements in both the Food and Liquor business and in all our non-food brands," Mr Fletcher said.

  Food, Liquor & Fuel sales rose by 21.4%. Excluding fuel, sales growth increased to 8.6%, reflecting further market share gains.

  Target sales were up by 5.8%, and Kmart and Officeworks combined sales rose by 5.4%.

  Sales for Myer and Megamart increased by 3.5%, with continuing improvement in the quality of sales.

Food, Liquor & Fuel

Comparative store sales growth increased to 4.0% (excluding Fuel and Convenience sales), up from 1.7% in the first quarter.

Coles' new fresh produce departments are delivering good results in the 270 stores that have now been upgraded. The remainder of supermarkets will be largely completed by the end of the financial year.

The store expansion program is continuing to plan, with 10 supermarkets and two liquor outlets opened in the quarter. In the order of 30 supermarkets and 20-25 liquor stores will be opened during FY2004.

Coles Express reported fuel and convenience sales of $548 million for the quarter. Following its successful launch in Victoria on 28 July 2003, the fuel discount offer was rolled-out in NSW, the ACT and Tasmania on 1 December 2003, with Queensland and northern NSW launched on 2 February 2004. The WA, SA and NT operations will commence on 15 March, completing the national roll-out of over 580 sites well ahead of the mid-2004 schedule originally announced. The Coles Express business is expected to be earnings per share positive in FY2004.

The focus on delighting customers is beginning to bear fruit. During 2004, all opportunities to further enhance in-store formats and the customer offer will be examined.

Kmart & Officeworks' combined sales increased by 5.4% in the second quarter, against a high prior year result achieved during Kmart's early turnaround (Q2 2003 up 9.6%).

After strong market share gains over the past two years, Kmart experienced heavy competition during the quarter. While unit volume growth remained solid and the quality of sales continued to improve, sales growth was impacted.

Kmart's rebuild is continuing, with the focus on growing value for customers through new and exciting products at guaranteed lowest prices. This is being complemented by new store openings and ongoing refurbishments to enhance the shopping environment. Kmart's sales have strengthened in the early part of the third quarter and the business is well positioned going forward.

Kmart opened two stores during the quarter, at Munno Para in SA and Botany in New Zealand. In February, the opening of the new Werribee store in Victoria saw the most successful first trading day in Kmart's history, reflecting strong customer acceptance of the new store layout of wider aisles and lower fixtures. A further three store openings are planned for the second half.

Officeworks delivered another good performance, reflecting its great range, convenience, customer service and low prices. Leading categories included furniture and business machines. Officeworks' new marketing campaign, 'The Works', has been well received by customers, and five new stores opened during the quarter.

Myer and Megamart reported an increase of 3.5% in quality sales.

Myer is progressing well against its strategic milestones, as reflected in this result. Customers have responded well to merchandise improvements across the business, a planned and balanced marketing program, an upgraded in-store environment and renewed focus on customer service.

Myer continued to strengthen its 'House of Brands' focus, with many new brands being introduced for the Winter 2004 season. Customers have responded well to new private brands, with Basque quickly establishing itself as one of Myer's better performing womenswear brands after less than a year, along with good early acceptance of Vue, the new modern homewares brand.

Additional stores have been upgraded, including Chatswood, Perth, Erina and Highpoint, which reflect the standards achieved at the prototype Chadstone store in Melbourne. Upgrades have also commenced at Parramatta and Macquarie.

The decision to re-brand Grace Bros stores in NSW and ACT to Myer is one more step on the rebuild journey, creating a single, national store with one team to achieve one goal - to be Australia's leading department store.

Megamart's new marketing program, which differentiates the brand from Myer, is gaining strong acceptance from customers looking for leading furniture and electrical brands at great value. The new Alexandria store opened in Sydney in November.

Target's sales increased by 5.8%, in line with expectations.

Target's strong merchandise offer and successful events continue to drive customer appeal.

The evolution of Target's strategy as a destination for family and home continued over the quarter, with the introduction of new private label and licence initiatives in childrenswear and menswear, combined with the success of the private label homewares introduced in the first quarter.

Continuing its portfolio management, Target replaced two stores over the quarter in Gladstone (Qld) and Casino (NSW), and closed Baby Target in Werribee Plaza (Vic) and Target Country in Kogarah (NSW).

Target's focus on the right merchandise, events, store layout and execution should position the business well, in what is expected to be an increasingly competitive market.

Outlook

The FY2004 earnings guidance of a 20-23% increase in underlying earnings to $548-558 million remains unchanged. Net of supply chain implementation costs ($40 million pre-tax), Group earnings of $520-530 million are expected.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales	Second Quarter (13 weeks)			First Half (26 weeks)
	2003	2004	Chg	2003	2004	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,286	4,655	8.6	8,306	8,947	7.7
Fuel & Convenience	na	548	na	na	861	na
Food, Liquor & Fuel	4,286	5,203	21.4	8,306	9,808	18.1
Kmart & Officeworks	1,344	1,416	5.4	2,291	2,454	7.1
Myer & Megamart	1,048	1,085	3.5	1,741	1,796	3.2
Target	823	871	5.8	1,418	1,506	6.2
Emerging Businesses	47	61	30.1	103	128	23.0
Intra-group sales	(7)	(3)		(15)	(8)
Total sales	7,541	8,633	14.5	13,845	15,684	13.3
Comparable store sales
Food & Liquor			4.0			2.9
Fuel & Convenience			na			na
Kmart & Officeworks			1.3			2.1
Myer & Megamart			3.0			2.5
Target			4.6			4.8
Emerging Businesses			24.4			16.5
Total Group			3.6			3.0

Movement in Stores	FY2003	Q1 2004	Openings	Closings	Q2 2004
Coles	486	488	4	5	487
Bi-Lo	200	202	6	-	208
Total supermarkets	686	690	10	5	695
Liquor	619	627	2	3	626
Fuel & Convenience	0	160	198	1	357
Kmart	172	173	2	-	175
Kmart Tyre & Auto	50	50	-	-	50
Officeworks	76	70	5	-	75
Target	140	141	-	1	140
Target Country	114	113	-	1	112
Myer	64	64	-	1	63
Megamart	8	8	1	-	9
Emerging Businesses	9	7	-	-	7
Total	1,938	2,103	218	12	2,309